                                                                   Exhibit 99(a)

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 8:00 A.M.

                   DUSA PHARMACEUTICALS REPORTS FIRST QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

WILMINGTON, MA. MAY 9, 2005 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the first quarter ended March 31, 2005.

CORPORATE HIGHLIGHTS

As reported earlier, Q1 2005 end-user Levulan(R) Kerastick(R) net sales to physicians totaled 28,704 Kerastick units, versus 12,054 in Q1 2004. Sales volumes for the quarter were enhanced by successful showings at both the 'South Beach Dermatology' and 'American Academy of Dermatology' annual meetings. BLU-U(R) placements for the quarter totaled 131, with 1,045 units in doctors' offices at quarter-end, compared with 534 at the end of Q1 2004. Total revenues for the quarter were $3.37 million, up from $1.26 million in Q1 2004.

During the quarter, DUSA also announced a significant expansion in its sales team, from 22 to 31, as well as some important additions/changes to the management team. The latter included Bob Doman joining DUSA as President and COO, Gary Talarico joining as VP, Sales, and the promotion of Rich Christopher to CFO.

DUSA has also commenced Part B (the efficacy phase) of its Phase II photodamage skin study, and completed enrollment in the first of three cohorts of the Phase II multi-center acne study, treating 24 patients with a total of 81 PDT sessions. It is anticipated that we will have primary efficacy and safety data for both of the Phase II studies around year end 2005. We also received the Notice of Final Determination for the Hatch-Waxman Patent Term Extension for Actinic Keratosis, which will extend our patent claims that cover AK from July 2009 to October 2013. As previously announced, we have received a new supply of BLU-U units, and are in a positive inventory position.

Subsequent to the end of the quarter, we announced the outcome of our Australian litigation with PhotoCure. The validity of our Australian patent has been upheld following litigation, although the Court has ruled that in Australia, PhotoCure's product does not infringe our patent. We continue to negotiate a potential settlement for the U.S. and other jurisdictions with PhotoCure.

Geoffrey Shulman, DUSA's Chairman and CEO, stated "Interest in Levulan photodynamic therapy (PDT) continues to be strong, as our therapy continues to gain acceptance as an important therapeutic tool in dermatology. Overall, we are pleased by the positive trends we are seeing in such key metrics as number of reordering customers and new customers on a quarterly basis. In addition, our average net selling price for the Kerastick increased to $87.44 in the first quarter from $74.27 in the first quarter of 2004.

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We believe that DUSA is now much better positioned to take advantage of the market opportunities for Levulan PDT in dermatology and other fields. With our strengthened management team, increased sales force, and a variety of educational and marketing initiatives, we anticipate significant year-over-year increases in sales going forward, although variability in quarterly growth rates at this early stage of the adoption curve is still to be expected. Now that we have a specialty dermatology sales force, we are also actively working on in-licensing and/or developing additional dermatology products; while continuing to work on out-licensing Levulan PDT for dermatology in territories outside of North America."

FINANCIAL HIGHLIGHTS:

For the three months ended March 31, 2005, DUSA's net loss was ($4,332,000), or ($0.26) per common share, compared to a loss of ($4,402,000), or ($0.30) per common share for the comparable 2004 period. This slight decrease in our year over year loss is primarily due to increased margins on the sales of our products due to higher sales volumes and lower general and administrative expenses offset, in part, by increased marketing and sales costs.

Revenues for the three months ended March 31, 2005 were $3,369,000, compared to $1,256,000 in 2004 and were comprised of the following:



                                                      THREE MONTHS ENDED MARCH 31,
                                                               (UNAUDITED)
                                          ------------------------------------------------------
                                                    2005              2004         INCREASE/
                                                                                  (DECREASE)
                                          ---------------    --------------     ----------------

      KERASTICK(R) PRODUCT REVENUES
           United States                      $2,249,000          $896,000           $1,353,000
           Canada                                261,000                 -              261,000
                                          ---------------    --------------     ----------------
               Total                           2,510,000           896,000            1,614,000

      BLU-U(R) PRODUCT REVENUES
           United States                         686,000           360,000              326,000
           Canada                                173,000                 -              173,000
                                          ---------------    --------------     ----------------
               Total                             859,000           360,000              499,000

                                          ---------------    --------------     ----------------
      Total product revenues                  $3,369,000        $1,256,000           $2,113,000
                                          ===============    ==============     ================



The increase in 2005 Kerastick(R) revenues was driven by a number of factors including: improved sales volumes, our decision to increase our average unit selling price as of November 2004, increased levels of direct distribution to customers, and a reduction in our overall sales volume discount programs. The increase in 2005 BLU-U(R) revenues was also driven by both improved sales volumes and an increase in our average selling price. Total product revenues for the first quarter of 2005 reflect the highest quarterly level of product revenues to date. However, revenues must continue to increase significantly in order for DUSA to become a profitable operating company.

Total product gross margins for the three months ended March 31, 2005 were $1,365,000 as compared to $430,000 for the comparable 2004 period. Kerastick(R) gross margins increased to $1,530,000 or 61% from $465,000 or 52%. The increase in Kerastick(R) margin is directly attributable to the increase in Kerastick(R) revenues. BLU-U(R) gross margins were ($165,000) or negative 19% in 2005 versus ($35,000) or negative 10% in 2004. The erosion on margin is directly attributable to the fact that in 2005 we are selling newly purchased units with an associated production cost, as compared to the 2004 period, during which we sold units that had a zero net book value due to inventory impairment charges recorded during 2002. The erosion was somewhat offset by an increase in BLU-U(R) revenues. Additionally, during the 2005 quarter we sold most of the units at a discounted price at the major medical conferences we attended, which also affected our margins. Our short-term strategy is to approach breakeven on device sales in an effort to drive Kerastick(R) sales volumes. However, longer term, our goal is to move towards a reasonable profit margin on all device sales.

Total operating costs for the three months ended March 31, 2005 were $6,064,000 as compared to $5,230,000 in 2004. Research and development costs remained relatively flat at $1,596,000 and $1,688,000 respectively, as we continue to move forward with our Phase II clinical trials for use of Levulan(R) PDT in photodamaged skin and moderate to severe acne vulgaris. Marketing and sales costs increased to $2,785,000 in 2005 as compared to $1,367,000 for 2004. The increase is mainly due to the expansion of our sales team from 8 employees as of March 31, 2004 to 31 employees as of March 31, 2005; as well as our increased presence at major tradeshows. General and administrative costs decreased to $1,682,000 in 2005 as compared to $2,175,000 for 2004. This decrease is mainly attributable to lower legal expenses incurred due to the absence of patent litigation costs in Australia as the final hearing in the PhotoCure litigation was held in April 2004. The savings related to the Australian litigation is partially offset by the litigation costs against two compounding pharmacies and higher levels of general corporate expenses to support our expanding business.

As of March 31, 2005, total cash, cash equivalents, and United States government securities, including long-term instruments, were $43,818,000, compared to $49,292,000 at the end of 2004. This decrease is primarily attributable to the funding of our operational expenses, most notably our marketing and sales and research and development efforts in support of our current and future products.

Also, please note that as we are an accelerated filer under the Securities and Exchange Commission regulations, we will no longer issue quarterly interim sales releases, but will provide full results press releases within the time frame required for accelerated filers.

DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                        MARCH 31,           DECEMBER 31,
                                                                                           2005                 2004
                                                                                       (UNAUDITED)
                                                                                     -----------------     ----------------
       ASSETS

       CURRENT ASSETS
          Cash and cash equivalents                                                          $712,837           $2,928,143
          Marketable securities                                                            42,963,680           46,222,969
          Accounts receivable, net                                                            815,942              711,016
          Inventory, net                                                                    1,990,251            1,417,160
          Other current assets                                                              1,462,254            1,472,692
                                                                                     -----------------     ----------------
             TOTAL CURRENT ASSETS                                                          47,944,964           52,751,980
          Restricted cash                                                                     140,989              140,764
          Property and equipment, net                                                       3,413,108            3,481,888
          Deferred charges and other assets                                                   264,322              276,256
                                                                                     -----------------     ----------------
       TOTAL ASSETS                                                                       $51,763,383          $56,650,888
                                                                                     =================     ================

       LIABILITIES AND SHAREHOLDERS' EQUITY

       CURRENT LIABILITIES
          Accounts payable and accrued expenses                                            $3,113,526           $3,722,716
          Deferred revenue                                                                    315,638              230,715
                                                                                     -----------------     ----------------
            TOTAL CURRENT LIABILITIES                                                       3,429,164            3,953,431
          Other Liabilities                                                                   194,528              190,439
                                                                                     -----------------     ----------------
       TOTAL LIABILITIES                                                                    3,623,692            4,143,870
       TOTAL SHAREHOLDERS' EQUITY                                                          48,139,691           52,507,018
                                                                                     -----------------     ----------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $51,763,383          $56,650,888
                                                                                     =================     ================




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DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                THREE MONTHS ENDED MARCH 31,
                                                                                       (UNAUDITED)
                                                                             --------------------------------
                                                                                       2005              2004
                                                                             --------------      ------------

   Kerastick(R) Product Sales, Net                                               $2,510,089          $895,400
   BLU-U(R) Product Sales, Net                                                      858,525           360,285
                                                                             --------------      ------------
PRODUCT SALES, NET                                                                3,368,614         1,255,685

   Kerastick(R) Cost of Product Sales and Royalties                                 979,242           430,630
   BLU-U(R) Cost of Product Sales                                                 1,024,386           395,375
                                                                             --------------      ------------
COST OF PRODUCT SALES AND ROYALTIES                                               2,003,628           826,005
                                                                             --------------      ------------
TOTAL GROSS MARGIN                                                                1,364,986           429,680
                                                                             --------------      ------------

OPERATING COSTS
   Research and development                                                       1,595,717         1,687,766
   Marketing and sales                                                            2,785,402         1,367,458
   General and administrative                                                     1,682,479         2,175,247
                                                                             --------------      ------------
TOTAL OPERATING COSTS                                                             6,063,598         5,230,471
                                                                             --------------      ------------
LOSS FROM OPERATIONS                                                             (4,698,612)       (4,800,791)
OTHER INCOME, NET                                                                   366,997           399,137
                                                                             --------------      ------------
NET LOSS                                                                        $(4,331,615)      $(4,401,654)
                                                                             ==============      ============
BASIC AND DILUTED NET LOSS PER COMMON SHARE                                          $(0.26)           $(0.30)
                                                                             ==============      ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                                    16,908,351        14,802,474
                                                                             ==============      ============



DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of LEVULAN(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications, with its primary focus in dermatology. PDT and PD utilize light-activated compounds such as LEVULAN(R) to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.


Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to statements concerning DUSA's anticipated timing for receipt of clinical results, the expiration of the patent term extension, beliefs regarding positioning to take advantage of market opportunities and concerning sales increases, and cessation of interim sales releases. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the increasing market acceptance of our products, changing market and regulatory conditions, the impact of competitive products and pricing, the reliance on third-parties for the production and manufacture of our products, the maintenance of our patent portfolio, sufficient funding for business opportunities, SEC regulatory environment, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2004.

For further information contact: D. GEOFFREY SHULMAN, MD, Chairman & CEO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com